UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BN7SWP63

Issuer Name

GSK PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name

The Goldman Sachs Group, Inc.

City of registered office (if applicable)

Wilmington, Delaware

Country of registered office (if applicable)

USA

4. Details of the shareholder

Name	City of registered office	Country of registered office
Goldman Sachs International	London	United Kingdom

5. Date on which the threshold was crossed or reached

24-Aug-2023

6. Date on which Issuer notified

28-Aug-2023

7. Total positions of person(s) subject to the notification obligation

..	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.196168	6.279741	6.475909	265189235
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN7SWP63		3981863		0.097237
US37733W2044		4051236		0.098931
Sub Total 8.A	8033099		0.196168%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Securities Lending	Open		334772	0.008175
Future	15-Sep-2023		4865354	0.118812
Call Option	15-Dec-2023		1050000	0.025641
Call Option	19-Jan-2024		971900	0.023734
Call Option	15-Sep-2023		490000	0.011966
Call Option	20-Oct-2023		70000	0.001709
Sub Total 8.B1			7782026	0.190037%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swap	04-Sep-2023		Cash	174549395	4.262489
Future	15-Sep-2023		Cash	21093287	0.515097
Future	15-Dec-2023		Cash	14999323	0.366283
Swap	15-Sep-2023		Cash	13674201	0.333923
Swap	11-Oct-2023		Cash	9396400	0.229460
Future	20-Dec-2024		Cash	6178184	0.150871
Call Option	15-Dec-2023		Cash	2102525	0.051344
Future	18-Dec-2026		Cash	1240307	0.030288
Future	17-Dec-2027		Cash	958707	0.023412
Swap	28-Apr-2026		Cash	633531	0.015471
Swap	12-Jul-2033		Cash	628712	0.015353
Swap	15-Dec-2023		Cash	533528	0.013029
Swap	15-Jul-2025		Cash	439191	0.010725
Put Option	15-Dec-2023		Cash	431281	0.010532
Swap	17-Aug-2033		Cash	339204	0.008283
Swap	16-Aug-2033		Cash	220465	0.005384
Swap	18-Jul-2033		Cash	142059	0.003469
Swap	18-Aug-2033		Cash	139923	0.003417
Swap	15-Aug-2033		Cash	117652	0.002873
Put Option	20-Dec-2024		Cash	111098	0.002713
Call Option	20-Dec-2024		Cash	99356	0.002426
Put Option	15-Sep-2023		Cash	89607	0.002188
Forward	15-Sep-2023		Cash	74832	0.001827
Future	19-Dec-2025		Cash	64287	0.001570
Swap	10-Jul-2026		Cash	61590	0.001504
Call Option	19-Dec-2025		Cash	61342	0.001498
Put Option	21-Jun-2024		Cash	54891	0.001340
Swap	02-Nov-2023		Cash	46902	0.001145
Forward	31-Aug-2023		Cash	43664	0.001066
Put Option	15-Mar-2024		Cash	43342	0.001058
Call Option	15-Dec-2028		Cash	37738	0.000922
Swap	19-Apr-2027		Cash	35933	0.000877
Call Warrant	31-Dec-2030		Cash	31133	0.000760
Swap	26-Aug-2033		Cash	30000	0.000733
Swap	30-Apr-2024		Cash	29761	0.000727
Swap	27-Jul-2033		Cash	28579	0.000698
Put Option	09-May-2024		Cash	28068	0.000685
Forward	30-Aug-2023		Cash	27467	0.000671
Put Option	19-Dec-2025		Cash	25510	0.000623
Call Option	09-May-2024		Cash	23791	0.000581
Call Option	15-Sep-2023		Cash	23395	0.000571
Call Option	31-Oct-2023		Cash	23380	0.000571
Put Option	23-Jan-2026		Cash	22584	0.000551
Call Option	20-Dec-2030		Cash	21031	0.000514
Call Option	17-Jan-2025		Cash	19769	0.000483
Call Option	20-Oct-2023		Cash	16661	0.000407
Put Option	16-Jun-2028		Cash	16659	0.000407
Call Option	21-Jun-2024		Cash	16162	0.000395
Put Option	17-Nov-2025		Cash	16035	0.000392
Put Option	15-Dec-2028		Cash	15336	0.000375
Call Option	08-Sep-2023		Cash	14341	0.000350
Call Option	07-Nov-2023		Cash	13380	0.000327
Swap	19-Jul-2033		Cash	12575	0.000307
Swap	04-Jul-2033		Cash	11998	0.000293
Put Option	18-Jun-2027		Cash	11681	0.000285
Call Option	21-Feb-2025		Cash	11105	0.000271
Swap	09-Nov-2023		Cash	10904	0.000266
Swap	06-Sep-2032		Cash	10428	0.000255
Put Option	02-Dec-2024		Cash	9941	0.000243
Put Option	03-Feb-2027		Cash	9846	0.000240
Call Option	24-Oct-2023		Cash	9589	0.000234
Swap	26-May-2026		Cash	8930	0.000218
Call Option	26-Sep-2023		Cash	8824	0.000215
Call Option	25-Oct-2023		Cash	8505	0.000208
Call Option	17-Oct-2023		Cash	8244	0.000201
Swap	03-Aug-2026		Cash	6973	0.000170
Call Option	22-May-2028		Cash	6865	0.000168
Swap	18-Aug-2025		Cash	6471	0.000158
Forward	28-Aug-2023		Cash	6053	0.000148
Put Option	19-Sep-2025		Cash	5976	0.000146
Call Option	20-Jul-2026		Cash	5525	0.000135
Swap	29-Jan-2030		Cash	5452	0.000133
Call Option	22-May-2026		Cash	5300	0.000129
Forward	25-Aug-2023		Cash	5234	0.000128
Put Option	20-Dec-2030		Cash	5010	0.000122
Call Option	01-Apr-2026		Cash	4949	0.000121
Call Option	13-Oct-2023		Cash	4609	0.000113
Call Option	10-Sep-2026		Cash	4552	0.000111
Call Option	17-Dec-2032		Cash	4532	0.000111
Call Option	22-Feb-2027		Cash	4320	0.000105
Call Option	18-Dec-2026		Cash	4185	0.000102
Forward	29-Aug-2023		Cash	4118	0.000101
Swap	22-Aug-2033		Cash	3593	0.000088
Put Option	14-Jul-2027		Cash	2834	0.000069
Call Option	26-Oct-2026		Cash	2795	0.000068
Call Option	12-Sep-2023		Cash	2780	0.000068
Call Option	30-Apr-2029		Cash	2536	0.000062
Put Option	25-Jun-2026		Cash	2408	0.000059
Put Option	13-Jan-2028		Cash	2381	0.000058
Call Option	08-Apr-2024		Cash	2297	0.000056
Put Option	06-Jun-2024		Cash	2106	0.000051
Call Option	19-Sep-2025		Cash	1956	0.000048
Call Option	28-Mar-2025		Cash	1939	0.000047
Put Option	17-Sep-2027		Cash	1895	0.000046
Put Option	19-Mar-2027		Cash	1889	0.000046
Put Option	17-Dec-2027		Cash	1871	0.000046
Call Option	28-Jun-2028		Cash	1831	0.000045
Put Option	13-Jan-2027		Cash	1687	0.000041
Call Option	15-Mar-2024		Cash	1582	0.000039
Put Option	18-Sep-2026		Cash	1566	0.000038
Put Option	19-Jun-2026		Cash	1556	0.000038
Put Option	18-Dec-2026		Cash	1553	0.000038
Put Option	20-Mar-2026		Cash	1540	0.000038
Swap	24-Jul-2028		Cash	1534	0.000037
Call Option	12-May-2025		Cash	1481	0.000036
Put Option	20-Jun-2025		Cash	1467	0.000036
Put Option	20-Sep-2024		Cash	1424	0.000035
Put Option	21-Mar-2025		Cash	1371	0.000033
Call Option	08-Apr-2025		Cash	1220	0.000030
Call Option	06-Jun-2024		Cash	1180	0.000029
Call Option	10-Jan-2029		Cash	1165	0.000028
Call Option	30-Jun-2028		Cash	1051	0.000026
Call Option	12-Jul-2024		Cash	983	0.000024
Call Option	02-Nov-2027		Cash	950	0.000023
Swap	23-Nov-2023		Cash	866	0.000021
Call Option	29-Sep-2023		Cash	833	0.000020
Forward	01-Sep-2023		Cash	799	0.000020
Call Option	31-Jul-2028		Cash	770	0.000019
Call Option	22-Sep-2023		Cash	730	0.000018
Swap	23-Sep-2024		Cash	658	0.000016
Swap	24-Nov-2023		Cash	574	0.000014
Future	19-Dec-2024		Cash	533	0.000013
Call Option	02-Nov-2028		Cash	392	0.000010
Swap	25-Aug-2025		Cash	374	0.000009
Call Option	20-Apr-2028		Cash	274	0.000007
Call Option	10-Jan-2028		Cash	208	0.000005
Swap	20-Feb-2026		Cash	170	0.000004
Call Option	11-Mar-2027		Cash	169	0.000004
Put Option	16-Feb-2024		Cash	75	0.000002
Swap	16-Nov-2023		Cash	50	0.000001
Future	14-Dec-2023		Cash	20	0.000000
Call Option	30-Aug-2023		Cash	1	0.000000
Sub Total 8.B2				249374110	6.089704%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc. (Chain 1)
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs (UK) L.L.C.	0.015311	3.709402	3.724713%
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs Group UK Limited	0.015311	3.709402	3.724713%
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs International	0.015311	3.709402	3.724713%
The Goldman Sachs Group, Inc. (Chain 2)
The Goldman Sachs Group, Inc. (Chain 2)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings LLC
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management UK Holdings I Ltd
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management UK Holdings II Ltd
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V.
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings B.V.
The Goldman Sachs Group, Inc. (Chain 3)
The Goldman Sachs Group, Inc. (Chain 3)	Goldman Sachs Bank USA
The Goldman Sachs Group, Inc. (Chain 3)	Goldman Sachs Bank Europe SE
The Goldman Sachs Group, Inc. (Chain 4)
The Goldman Sachs Group, Inc. (Chain 4)	Goldman Sachs & Co. LLC
The Goldman Sachs Group, Inc. (Chain 5)
The Goldman Sachs Group, Inc. (Chain 5)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 5)	Goldman Sachs Asset Management, L.P.
The Goldman Sachs Group, Inc. (Chain 6)
The Goldman Sachs Group, Inc. (Chain 6)	IMD Holdings LLC
The Goldman Sachs Group, Inc. (Chain 6)	United Capital Financial Partners, Inc.
The Goldman Sachs Group, Inc. (Chain 6)	United Capital Financial Advisers, LLC
The Goldman Sachs Group, Inc. (Chain 7)
The Goldman Sachs Group, Inc. (Chain 7)	Goldman Sachs (UK) L.L.C.
The Goldman Sachs Group, Inc. (Chain 7)	Goldman Sachs Group UK Limited
The Goldman Sachs Group, Inc. (Chain 7)	Goldman Sachs International Bank
The Goldman Sachs Group, Inc. (Chain 8)
The Goldman Sachs Group, Inc. (Chain 8)	The Goldman Sachs Group, Inc.
The Goldman Sachs Group, Inc. (Chain 8)	The Goldman Sachs Trust Company, National Association
The Goldman Sachs Group, Inc. (Chain 8)	The Goldman Sachs Trust Company of Delaware
The Goldman Sachs Group, Inc. (Chain 9)
The Goldman Sachs Group, Inc. (Chain 9)	Goldman Sachs Financial Markets L.L.C.
The Goldman Sachs Group, Inc. (Chain 9)	Goldman Sachs Financial Markets, L.P.
The Goldman Sachs Group, Inc. (Chain 10)
The Goldman Sachs Group, Inc. (Chain 10)	Murray Street Corporation
The Goldman Sachs Group, Inc. (Chain 10)	Benson Street Limited
The Goldman Sachs Group, Inc. (Chain 11)
The Goldman Sachs Group, Inc. (Chain 11)	Folio Financial, Inc.
The Goldman Sachs Group, Inc. (Chain 11)	Folio Investments, Inc.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Please note, the total amount of voting rights have been rounded to 6 decimal places therefore there is a possibility of a rounding error.
General email contact:
gs-regops-emea-position-enquiries@gs.com

12. Date of Completion

28-Aug-2023

13. Place Of Completion

Paris

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 31, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc